UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Results of Prestige Wealth Inc.’s 2023 Extraordinary General Meeting

The 2023 extraordinary general meeting of shareholders (the “Meeting”) of Prestige Wealth Inc. (the “Company”) was held at Suite 3201, Champion Tower, 3 Garden Road, Central, Hong Kong, on December 29, 2023, at 10:00 am local time, pursuant to notice duly given.

At the close of business on December 11, 2023, the record date for the determination of shareholders entitled to vote at the Meeting, there were 9,150,000 ordinary shares outstanding, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 6,448,590 ordinary shares of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	as an ordinary resolution, the increase of the Company’s authorized share capital from US$100,000 divided into 160,000,000 ordinary shares of par value US$0.000625 each, to US$1,000,000 divided into 1,600,000,000 ordinary shares of par value US$0.000625 each (“Resolution One”);

2.	as a special resolution, the re-designation and re-classification of shares of the Company that: (a) the currently issued 9,150,000 ordinary shares of par value of US$0.000625 each in the Company be and are re-designated and re-classified into Class A ordinary shares of par value US$0.000625 each with 1 vote per share (the “Class A Ordinary Shares”) on a one for one basis, and (b) the remaining authorized but unissued ordinary shares of par value of US$0.000625 each in the Company be and are re-designated and re-classified into (i) 1,430,850,000 Class A Ordinary Shares on a one for one basis and (ii) 160,000,000 Class B ordinary shares of par value US$0.000625 each with 20 votes per share (the “Class B Ordinary Shares”) on a one for one basis (“Resolution Two”);

3.	as a special resolution, the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to the meeting notice, in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect (“Resolution Three”); and

4.	as a special resolution, that 5,135,788.8 Class A Ordinary Shares held by PRESTIGE FINANCIAL HOLDINGS GROUP LIMITED be repurchased out of the proceeds of the fresh issuance of 5,135,788.8 Class B Ordinary Shares to PRESTIGE FINANCIAL HOLDINGS GROUP LIMITED made for the purposes of the repurchase, and such issuance of 5,135,788.8 Class B Ordinary Shares to PRESTIGE FINANCIAL HOLDINGS GROUP LIMITED be made for the purposes of the repurchase (“Resolution Four”).

The results of the votes at the Meeting for the resolutions were as follows:

	Resolution	For	Against	Abstain
1	Resolution One	6,423,495.90	25,074.41	20.00
2	Resolution Two	6,420,496.90	27,348.41	745.00
3	Resolution Three	6,420,787.81	26,789.51	1,013.00
4	Resolution Four	6,423,113.31	25,257.00	220.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: January 2, 2024	By:	/s/ Hongtao Shi
	Name:	Hongtao Shi
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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